FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For June 26, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated June 26, 2007

2.

Material Change Report dated June 26, 2007 (re: June 26/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  June 26, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

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Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Appoints Ernst & Young LLP as Auditor

Vancouver, BC – June 26, 2007:  Petaquilla Minerals Ltd. (the “Company”) today announced the appointment of Ernst & Young LLP as the Company’s auditor effective June 20, 2007.

The change in auditor has been approved by both the Company’s Audit Committee and its Board of Directors.

In accordance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations (the “Instrument”), a Notice of Change of Auditor (the “Notice”) has been provided to both Ernst & Young LLP (the “Successor Auditor”) and Davidson & Company LLP, Chartered Accountants (the “Former Auditor”).  There have been no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the relevant period as defined in the Instrument.  In addition, there have been no reportable events, also as defined in the Instrument, between the Company and the Former Auditor or the Successor Auditor.

In accordance with the requirements of the Instrument, the Notice, together with the relevant replies from each of the Former Auditor and the Successor Auditor will be provided to the securities regulator in each province or territory in which the Company is a reporting issuer within 30 days from the date of appointment of Ernst & Young LLP as the Company’s auditor.  These documents will be available for viewing on www.sedar.com in due course.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the third quarter of 2007.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility, which is on schedule to be completed by August 2007 with production to commence shortly thereafter.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063

Toll-free:  1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

June 26, 2007

Item 3.

News Release

The Company’s news release dated June 26, 2007, was disseminated by Marketwire, Incorporated on June 26, 2007.

Item 4.

Summary of Material Change

The Company announced the appointment of Ernst & Young LLP as the Company’s auditor effective June 20, 2007.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 26, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Appoints Ernst & Young LLP as Auditor

Vancouver, BC – June 26, 2007:  Petaquilla Minerals Ltd. (the “Company”) today announced the appointment of Ernst & Young LLP as the Company’s auditor effective June 20, 2007.

The change in auditor has been approved by both the Company’s Audit Committee and its Board of Directors.

In accordance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations (the “Instrument”), a Notice of Change of Auditor (the “Notice”) has been provided to both Ernst & Young LLP (the “Successor Auditor”) and Davidson & Company LLP, Chartered Accountants (the “Former Auditor”).  There have been no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the relevant period as defined in the Instrument.  In addition, there have been no reportable events, also as defined in the Instrument, between the Company and the Former Auditor or the Successor Auditor.

In accordance with the requirements of the Instrument, the Notice, together with the relevant replies from each of the Former Auditor and the Successor Auditor will be provided to the securities regulator in each province or territory in which the Company is a reporting issuer within 30 days from the date of appointment of Ernst & Young LLP as the Company’s auditor.  These documents will be available for viewing on www.sedar.com in due course.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the third quarter of 2007.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility, which is on schedule to be completed by August 2007 with production to commence shortly thereafter.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063

Toll-free:  1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.